EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 28, 2021 in Beijing. The directors were notified of the Meeting by way of a written notice dated October 13, 2021. Out of the Company’s ten directors, eight directors attended the Meeting. Wang Bin, chairman and executive director of the Company, Li Mingguang, executive director of the Company, Yuan Changqing and Wang Junhui, non-executive directors of the Company attended the Meeting in person. Tang Xin, Leung-Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao, independent directors of the Company attended the Meeting by means of video conference. Su Hengxuan and Huang Xiumei, executive directors of the Company, were on leave for other business and authorized in writing, Li Mingguang, executive director of the Company, and Leung-Oi-Sie Elsie, independent director of the Company, respectively, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by chairman Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2021 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2021. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details with respect to the changes in accounting estimates for the third quarter of 2021.

Voting result: 10 for, 0 against, with no abstention

2.	Proposal on the 2021 Third Quarter Solvency Report of the Company

Commission File Number 001-31914

Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 10 for, 0 against, with no abstention

3.	Proposal on the Remunerations of the Auditor for 2021

The Board agreed to pay a total amount of RMB42.55 million (inclusive of tax) as the remunerations of the auditor for 2021.

Voting result: 10 for, 0 against, with no abstention

4.	Proposal on Nominating Ms. Zhang Di as the Assistant to President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Ms. Zhang Di as the assistant to president of the Company is subject to the approval of the China Banking and Insurance Regulatory Commission (“CBIRC”). Please refer to the appendix hereto for the biography of Ms. Zhang Di.

Voting result: 10 for, 0 against, with no abstention

5.	Proposal on Nominating Mr. Liu Fengji as the Person in charge of the Audit Matters of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Liu Fengji as the person in charge of the audit matters of the Company is subject to the approval of the CBIRC. Prior to the approval of the CBIRC, Mr. Liu Fengji will be the interim person in charge of the audit matters of the Company. Please refer to the appendix hereto for the biography of Mr. Liu Fengji.

Voting result: 10 for, 0 against, with no abstention

6.	Proposal on Task Implementation and Assessment Results of the Company for 2020

Voting result: 10 for, 0 against, with no abstention

7.	Proposal on Results of Performance Evaluation of Senior Management Members for 2020 and Performance Target Agreement for 2021

Voting result: 10 for, 0 against, with no abstention

8.	Proposal on Remuneration of Directors and Supervisors of the Company for 2020

The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 10 for, 0 against, with no abstention

9.	Proposal on Remuneration of Senior Management Members of the Company for 2020

Commission File Number 001-31914

The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 10 for, 0 against, with no abstention

10.	Proposal on Formulating the Measures for Performance Evaluation of Directors and Supervisors of the Company

Voting result: 10 for, 0 against, with no abstention

11.	Proposal on Amending the Interim Measures for Emergency Management on Unexpected Information Disclosure Incidents

Voting result: 10 for, 0 against, with no abstention

12.

Proposal on Entering into the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds with China Life Investment Management Company Limited

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 6 for, 0 against, with no abstention

13.	Proposal on Providing Letter of Commitment of Shareholders of Banking and Insurance Institutions

Voting result: 10 for, 0 against, with no abstention

14.	Proposal on Formulating the Reinsurance Strategy of the Company

Voting result: 10 for, 0 against, with no abstention

15.	Proposal on Amending the Power of Attorney for the Legal Representative of the Company

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 28, 2021

Commission File Number 001-31914

Appendix:

Biography of Ms. Zhandg Di

Ms. Zhang Di, born in January 1968, is the General Manager of the Company’s Investment Management Center. From 2010 to 2020, she served as the assistant to the General Manager, the Deputy General Manager, the Deputy General Manager (in charge of work) and the General Manager of the Company’s Investment Management Center. Ms. Zhang graduated from Beijing Jiaotong University with a bachelor of engineering degree, majoring in transportation management and engineering.

Biography of Mr. Liu Fengji

Mr. Liu Fengji, born in October 1969, has been the General Manager of the Company’s Audit Department. From 2018 to 2021, he served as the General Manager of the Company’s Tianjin Branch. From 2016 to 2018, he served as the Person Chiefly in Charge, the Deputy General Manager (in charge of work) and the General Manager of the Company’s Qinghai Branch. From 2013 to 2016, he served as the Deputy General Manager of the Company’s Ningxia Branch. From 2011 to 2013, he served as the Assistant to the General Manager of the Company’s Tianjin Branch. In 1992, Mr. Liu graduated from Tianjin University of Finance and Economics with a bachelor of economics degree, majoring in finance. In 2013, he graduated from Nankai University with a master of business administration degree, majoring in executive business administration.